99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

LATHAM & WATKINS

FIRM / AFFILIATE OFFICES

Boston, Brussels, Chicago, Frankfurt, Hamburg, Hong Kong, London, Los Angeles, Milan, Moscow, New Jersey, New York, Northern Virginia, Orange County, Paris, San Diego, San Francisco, Silicon Valley, Singapore, Tokyo, Washington, D.C.

25 August 2004

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

04036594

SUPPL

File No. 82-4511

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Interpump Press Release: First Half 2004 results and Second Quarter 2004 results.

Feel free to call me with any questions on +44 207 710 1076.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

PROCESSED
AUG 3 1 2004
THOMSON FINANCIAL

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Dott. Banci - Interpump Group S.p.A. (via facsimile +39 0522 904444)

PRESS RELEASE

Interpump Group: First half 2004 results
Net revenues: up 11.9% to 311 million euro
NET EARNINGS: UP 56.7% TO 12.7 MILLION EURO
EBITDA: +14.1% to 49.3 million euro
Operating cash flow: up 156.9% to 31.1 million euro
ROCE in the first half 2004: 11.9, from 9.9% in the first half 2003

Second quarter 2004 results
Net revenues: up 13.2% to 154.8 million euro
EBITDA: +8.5% to 22.9 million euro
Net earnings: up 26.8% to 4.2 million euro
Operating cash flow: up 138.8% to 17.5 million euro

Vice Chairman and Chief Executive of Interpump Group Giovanni Cavallini stated: *"The first half of 2004 saw the strengthening of Interpump Group's leadership position in all the Sectors in which the Group operates, confirming the recovery of the high-pressure pump market in North America, and showing important and positive signals of turnaround also in Europe. The Hydraulic Sector showed important growth in all markets, as well as the Cleaning Sector. In the first half of 2004, 31.1 million euro of operating cash flow were generated, more that twice-and -a-half as much, if compared to same period of 2003. The strong growth in revenues, together with a constant focus on cost containment implemented by the Group since the previous year, allowed the improvement of all the Group's economic and financial indicators."*

Sant'Ilario d'Enza, 12 August 2004 – The **Interpump Group** Board of Directors met today to approve the Quarterly Report as at 30 June 2004.

FIRST HALF 2004 RESULTS

Interpump Group's consolidated net re venues in the first half 2004 increased by 11.9% to 311 million euro, against 277.8 million euro in the first half of 2003. At constant exchange rates as compared to the first half 2003, turnover would have reported a growth of 17%.

The **Cleaning Sector** reported an 11.6% increase, still led by the consumer segment. The **Hydraulic Sector reported a 15.3% increase**, both in North America (up 37.6% in local currency), as well as in the other markets (+9.8%). The **Industrial Sector** reported a **6.9% increase in revenues**, again both in North America (+21.8% in local currency), as well as in the other markets (+11.1%).

Gross operating margin (EBITDA) reached **49.3 million euro**, up 14.1% from 43.2 million euro in the first half of the previous financial year. At constant dollars, EBITDA would have increased by 41.9% to 61.3 million euro, if compared to the first half of 2003.

Operating profit (EBIT) **increased 11.4%** from 35.2 million euro as at 30 June 2003 **to 40.1 million euro** in the first half of 2004. At constant dollars, EBIT would have increased by 47.6% to 52.0 million euro, if compared to the first half 2003.

Net earnings reached 12.7 million euro, up 56.7% if compared to 8.1 million euro in the first half of 2003. At constant dollars, net earnings would have increased of additional 7.5 million euro.

Net earnings per share (EPS), adjusted for the amortization of goodwill and calculated excluding company's own shares, **reached 0.231 euro, up 36.7%** if compared to 0.169 euro in the first half 2003.

First half 2004 ROCE (Return on Capital Employed), grew by 20.2% to 11.9%, compared to 9.9% in the first half of 2003. **ROE (Return on Equity) reached 10.9%, increasing by 34.6%** if compared to 8.1% in the first semester 2003.

Net financial indebtedness decreased by 14.2 million euro, from 205.6 million euro as at year-end 2003, **to 191.4 million euro,** after 10.4 million euro paid for dividend. This improvement was made possible thanks to the high level of **cash flow from operations**, reaching **28.6 million euro in the first half of 2004**, a **26.4% increase** over the first half of 2003, when cash flow from operations amounted to 22.6 million euro. The reduction in the working capital, despite a strong increase in sales, allowed the Group's operating cash flow to increase to 31.1 million euro, over 2.5 times more if compared to 12.1 million euro as at 30 June 2003.

Net equity as at 30 June 2004 increased to **179 million euro,** from 173.8 million euro as at year-end 2003.

SECOND QUARTER 2004 RESULTS

The second quarter 2004 showed an improvement of all the Group's economic and financial indicators, despite the dollar weakness against the euro.

Net revenues increased by 13.2% to 154.8 million euro, against 136.8 million euro in the second quarter of 2003. At constant dollars and excluding the increase in pricing due to the currency fluctuations, net revenues would have increased by 18.9% reaching 162.7 million euro.

The **Hydraulic Sector increased by 23%,** both in North America (+42.4% in local currency) and in the other markets (+15.9%). The **Industrial Sector** (which includes high- and very high-pressure pumps) **grew by 13.9%,** again in North America (+23.3% in local currency) and in the other markets (+23.6%). The **Cleaning Sector increased by 9.8%,** thanks to the consumer segment.

Gross operating margin (EBITDA) reached **22.9 million euro**, up 8.5% from 21.1 million euro in the second quarter of the previous financial year. At constant dollars, EBITDA would have increased by 47.3% to 31.1 million euro.

Accordingly, the **operating profit (EBIT), amounting at 17.6 million euro** (17.0 in the second quarter 2003), at constant dollars would have been equal to 25.8 million euro.

Net earnings reached 4.2 million euro, up 26.8% if compared to 3.3 million euro in the second quarter 2003. At constant dollars, net earnings would have increased of additional 5.1 million euro.

Net earnings per share (EPS), adjusted for the amortization of goodwill and calculated excluding company's own shares, **reached 0.088 euro, up 15.8%** if compared to 0.076 euro in the first quarter 2003.

Vice Chairman and Chief Executive of Interpump Group Giovanni Cavallini stated: *"The first half of 2004 saw the strengthening of Interpump Group's leadership position in all the Sectors in which the Group operates, confirming the recovery of the high-pressure pump market in North America, and showing important and positive signals of turnaround also in Europe. The Hydraulic Sector showed important growth in all markets, as well as the Cleaning Sector. In the first half of 2004, 31.1 million euro of operating cash flow were generated, more that twice-and -a-half as much, if compared to same period of 2003. The strong growth in revenues, together with a constant focus on cost containment implemented by the Group since the previous year, allowed the improvement of all the Group's economic and financial indicators."*

For information:
Daniele Comboni: 348 2660714

Moccagatta Associati
Tel. 02 8645.1695, fax 02 8645.2082
segreteria@moccagatta.it

Financial statements

RECLASSIFIED CONSOLIDATED QUARTERLY INCOME STATEMENTS

	2nd quarter 2004 €/000	*%*	*2nd quarter 2003 €/000*	*%*
Net revenues	**154,772**	**100.0**	**136,780**	**100.0**
Purchases, net of changes in inventories	(73,173)		(63,809)	
Gross industrial margin	**81,599**	**52.7**	**72,971**	**53.3**
Personnel expenses	(23,661)		(22,597)	
Other operating costs	(35,038)		(29,260)	
Gross operating profit (EBITDA)	**22,900**	**14.8**	**21,114**	**15.4**
Operating depreciation and amortization	(5,257)		(4,111)	
Operating profit (EBIT)	**17,643**	**11.4**	**17,003**	**12.4**
Amortization of goodwill	(2,532)		(2,519)	
Amortization of the consolidation difference allocated to buildings	(52)		(52)	
Financial income (charges), net	(1,773)		(1,994)	
Exchange-rate differences	(87)		(1,851)	
Financial discounts granted to customers	(615)		(516)	
Adjustment of value of investments according to the equity method	156		(319)	
Extraordinary income (charges), net	(833)		(428)	
Profit for the period before taxes and minority interests	**11,907**	**7.7**	**9,324**	**6.8**
Income taxes	(6,797)		(5,331)	
Net profit before minority interests	**5,110**	**3.3**	**3,993**	**2.9**
Minority interests	(875)		(653)	
Net consolidated profit for the period	**4,235**	**2.7**	**3,340**	**2.4**

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS (six months)

	30/6/2004 €/000	*%*	*30/6/2003 €/000*	*%*
Net revenues	**310,964**	**100.0**	**277,803**	**100.0**
Purchases, net of changes in inventories	(145,979)		(129,793)	
Gross industrial margin	**164,985**	**53.1**	**148,010**	**53.3**
Personnel expenses	(45,815)		(45,035)	
Other operating costs	(69,907)		(59,782)	
Gross operating profit (EBITDA)	**49,263**	**15.8**	**43,193**	**15.5**
Operating depreciation and amortization	(9,184)		(7,971)	
Operating profit (EBIT)	**40,079**	**12.9**	**35,222**	**12.7**
Amortization of goodwill	(5,044)		(4,874)	
Amortization of the consolidation difference allocated to buildings	(104)		(104)	
Financial income (charges), net	(3,537)		(4,048)	
Exchange-rate differences	75		(2,748)	
Financial discounts granted to customers	(1,378)		(948)	
Adjustment of value of investments according to the equity method	292		(173)	
Extraordinary income (charges), net	(862)		(175)	
Profit for the period before taxes and minority interests	**29,521**	**9.5**	**22,152**	**8.0**
Income taxes	(15,074)		(12,071)	
Net profit before minority interests	**14,447**	**4.6**	**10,081**	**3.6**
Minority interests	(1,731)		(1,964)	
Net consolidated profit for the period	**12,716**	**4.1**	**8,117**	**2.9**

RECLASSIFIED CONSOLIDATED BALANCE SHEETS

	30/06/2004 €/000	%	30/06/2003 €/000	%	31/03/2004 €/000	%	31/12/2003 €/000	%
Trade receivables	113,268		110,087		112,768		83,906	
Inventories	110,222		99,068		104,146		100,546	
Prepayments and accrued income within one year	3,435		3,439		3,266		2,478	
Other receivables, net of deferred tax assets	19,782		27,464		14,522		14,347	
Trade payables	(115,918)		(96,067)		(107,633)		(85,685)	
Tax payables due within one year	(17,705)		(25,746)		(13,318)		(6,082)	
Other current liabilities, net of payables for the acquisition of equity investments	(18,380)		(16,550)		(13,621)		(13,049)	
Accrued expenses, net of interest charges	(857)		(626)		(658)		(759)	
Opening net operating working capital	**93,847**	**25.3**	**101,069**	**25.9**	**99,472**	**26.1**	**95,702**	**25.2**
Tangible fixed assets	107,142		105,925		106,883		105,495	
Goodwill	132,973		141,922		134,417		136,930	
Treasury stock	33,253		33,253		33,253		33,253	
Other financial fixed assets	5,684		10,730		10,602		11,092	
Other non current assets	22,929		20,683		21,952		23,063	
Provisions	(8,692)		(7,710)		(7,930)		(9,057)	
Staff severance indemnities	(16,272)		(15,064)		(16,041)		(15,739)	
Payables for the acquisition of equity investments	(258)		(258)		(258)		(258)	
Other non current liabilities	(165)		(1)		(549)		(1,068)	
Total net fixed assets	**276,594**	**76.7**	**289,480**	**74.1**	**282,329**	**73.9**	**283,711**	**74.8**
Total capital employed	**370,441**	**100.0**	**390,549**	**100.0**	**381,801**	**100.0**	**379,413**	**100.0**
Financed by:								
Share capital	43,694		43,447		43,694		43,447	
Retained earnings	106,120		117,279		115,067		99,863	
Profit for the period	12,716		8,117		8,481		14,253	
Total shareholders' equity for the Group	162,530		168,843		167,242		157,563	
Minority interests	16,495		15,384		17,079		16,234	
Total consolidated shareholders' equity	**179,025**	**48.3**	**184,227**	**47.2**	**184,321**	**48.3**	**173,797**	**45.8**
Cash on hand	(48,843)		(46,304)		(53,376)		(42,634)	
Payables to banks within one year	35,477		29,134		36,977		33,415	
Current portion of medium/long term financing	49,326		86,565		53,933		54,924	
Accrued interests	1,012		1,190		851		1,424	
Total short term indebtedness	36,972		70,585		38,385		47,129	
Medium/long-term indebtedness	154,444		135,737		159,095		158,487	
Total net indebtedness	**191,416**	**51.7**	**206,322**	**52.8**	**197,480**	**51.7**	**205,616**	**54.2**
Total sources of financing	**370,441**	**100.0**	**390,549**	**100.0**	**381,801**	**100.0**	**379,413**	**100.0**

LATHAM&WATKINS

99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

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Washington, D.C.

2 August 2004

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

File No. 82-4511

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Interpump Press Release: Second quarter 2004 revenues
- Interpump Press Release: the BoD approves the cancellation of 4,106,240 company's treasury shares.

Please feel free to call me if you have any questions at +44 207 710 1076. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Dott. Banci
Interpump Group S.p.A.

PRESS RELEASE

INTERPUMP GROUP: THE BoD APPROVES THE CANCELLATION OF 4,106,240 COMPANY'S TREASURY SHARES

Vice Chairman and Chief Executive of Interpump Group, ***Giovanni Cavallini*** *stated: "The cancellation of the company's treasury shares is part of the broader value-creation strategy for the shareholders, ever since pursued with resolution by Interpump Group. In my opinion, the market will appreciate this decision, which also meets many suggestions and requests by our investors"*

Milan, 21 July 2004 – Today the Board of Directors of **Interpump Group S.p.A.** decided to propose to the Shareholders' Extraordinary Meeting, to be called in October 2004, the cancellation of 4,106,240 treasury shares, against the total of 8,106,240 shares currently owned by the Company. The Company's treasury shares after this cancellation, equal to 4,000,000 shares, will continue to serve the existing stock option plan.

The Meeting will also be called to approve the authorization to the Board of Directors of Interpump Group S.p.A. to purchase other treasury shares, within the limits allowed by current regulations.

Vice Chairman and Chief Executive of Interpump Group, **Giovanni Cavallini** stated: "The cancellation of the company's treasury shares is part of the broader value-creation strategy for the shareholders, ever since pursued with resolution by Interpump Group. In my opinion, the market will appreciate this decision, which also meets many suggestions and requests by our investors".

Interpump Group recently released its preliminary figures of the revenues for the **first half of 2004**, which amounted to **over 311 million euro,** up 12% against 278 million euro in the first half of 2003. Another noteworthy figure is the growth in revenues in the **second quarter of 2004**, **equal to 13.3% to 155 million euro,** with **revenues forecast at about 550 million euro for this year**, if the dollar remains at the current levels.

For further information please contact: Moccagatta Associati
Tel. 02 8645.1695 - Fax 02 8645.2082
Email: segreteria@moccagatta.it

PRESS RELEASE

SECOND QUARTER 2004 REVENUES: up 13.3% to 155 million euro

FIRST HALF 2004 REVENUES: up 12% to 311 million euro

Vice chairman and chief executive of Interpump Group, Giovanni Cavallini stated:

*"The growth in revenues in the second quarter, equal to 13.3%, is higher than the already high levels reached during the first quarter, despite the dollar weakness and the constant difficult economic situation in many markets. If the dollar remains at the current levels, **for this year we forecast revenues equal to around 550 million euro.** This estimate is higher than the previous one (520-530 million euro)"*

Sant'Ilario d'Enza, 12 July 2004 – Interpump Group S.p.A. has today released its preliminary figures of the consolidated net revenues for the first half of 2004, which amounted to **over 311 million euro, up 12%** against 278 million euro in the first half of 2003.

At constant dollars, which depreciated by 11.1% against the euro in the first half of 2004 as compared to the same period of 2003, growth would have been amounted to 17.1%, with net revenues equal to over 325 million euro.

Another noteworthy figure is the **growth in revenues** in the second quarter of 2004, **equal to 13.3% to 155 million euro,** with revenues forecast at 550 million euro for this year, if the dollar remains at the current levels.

Interpump Group informs that the results for the second quarter of 2004 will be disclosed after being approved by the Board of Director's Meeting called on **12 August 2004**.

Vice chairman and chief executive of Interpump Group, Giovanni Cavallini stated: *"The growth in revenues in the second quarter, equal to 13.3%, is higher than the already high levels reached during the first quarter, despite the dollar weakness and the constant difficult economic situation in many markets. If the dollar remains at the current levels, **for this year we forecast revenues equal to around 550 million euro**. This estimate is higher than the previous one (520-530 million euro)"*

For further information please contact:
Moccagatta Associati
Tel. 02/86451419
Fax 02/ 86452082
segreteria@moccagatta.it